Exhibit 99.3

Ascendis Pharma A/S Reports Second Quarter 2017 Financial Results

- Clinical Pipeline Expands to Include TransCon PTH while Phase 3 Program for TransCon Growth Hormone Advances -

- Conference Call Today at 8:00 a.m. Eastern Time -

COPENHAGEN, Denmark, August 18, 2017/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases, today announced financial results for the quarter ended June 30, 2017.

“We are making excellent progress executing our Vision 20/20 strategic plan to establish Ascendis as a leading, integrated rare disease company,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “Our phase 3 heiGHt trial for TransCon Growth Hormone is well underway and on track to be fully enrolled in the fourth quarter. We are now transitioning to having two product candidates in clinical development: TransCon Growth Hormone and TransCon PTH. Additionally, early next year we expect to initiate clinical development of our third product candidate, TransCon CNP. All three of our rare disease endocrinology product candidates are designed to make a meaningful impact in patients’ lives while addressing significant market opportunities.”

Recent Corporate Highlights

•	Continued enrollment of subjects in the phase 3 heiGHt Trial for TransCon Growth Hormone in pediatric growth hormone deficiency; Ascendis remains on track to complete enrollment in the fourth quarter of 2017

•	Prepared to initiate the fliGHt Trial and enliGHten Trial during the second half of 2017 as part of the pivotal TransCon Growth Hormone phase 3 program

•	Submitted regulatory filings in Australia to enable initiation of a phase 1 clinical trial for TransCon PTH

•	Elected Lisa Bright, President International of Intercept Pharmaceuticals, to the Ascendis Board of Directors

•	Ended the quarter with cash and cash equivalents of €127.3 million

Second Quarter 2017 Financial Results

For the second quarter, Ascendis Pharma reported a net loss of €30.7 million, or €0.94 per share (basic and diluted) compared to a net loss of €13.3 million, or €0.53 per share (basic and diluted) during the same period in 2016.

Research and development (R&D) costs for the quarter were €21.9 million compared to €13.3 million in the same quarter of 2016. Higher R&D costs in the 2017 quarter are due to the ongoing global phase 3 study of TransCon Growth Hormone, and increased costs of progressing the development of TransCon PTH and TransCon CNP.

General and administrative expenses for the second quarter of 2017 were €3.2 million compared to €2.7 million during the same quarter of 2016. The increase is primarily due to an increase in personnel costs, partly offset by a decrease in professional fees.

As of June 30, 2017, the company had cash and cash equivalents of €127.3 million compared to €157.6 million as of March 31, 2017. As of June 30, 2017, Ascendis had 32,502,555 ordinary shares outstanding.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 8:00 a.m. Eastern Time (ET) to discuss its second quarter financial results. The live conference call can be accessed at (844) 290-3904 (United States) and (574) 990-1036 (International). The access code for all callers is 45205517. The webcast can be accessed from the Investors & News section of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay for at least 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying the TransCon technology platform to build a leading rare disease commercial company. The company utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases by improving clinically validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience.

Ascendis Pharma has a wholly-owned pipeline of rare disease endocrinology programs, including once-weekly TransCon Growth Hormone, which is currently being evaluated in the Phase 3 heiGHt Trial for children with growth hormone deficiency, TransCon PTH, a long-acting prodrug of parathyroid hormone for hypoparathyroidism, and TransCon CNP, a long-acting prodrug of C-Type Natriuretic Peptide for achondroplasia. Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our potential to become a leading, integrated rare disease company; (ii) our product pipeline; (iii) our expectations about when we will complete enrollment in the Phase 3 heiGHt Trial for TransCon Growth Hormone; (iv) our expectations about when we will initiate the fliGHt Trial and enliGHten Trial; (v) our expectations for when we expect to initiate clinical development of TransCon CNP; (vi) our ability to apply the TransCon technology platform to build a leading rare disease commercial company and (vii) our expectations regarding our ability to create therapies with potential for best-in-class efficacy, safety and/or convenience. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-

looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F for the year ended December 31, 2016, which we filed with the SEC on March 22, 2017. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR’000s, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	444	1,136	816	2,394
Research and development costs	(21,880)	(13,279)	(42,488)	(29,521)
General and administrative expenses	(3,231)	(2,669)	(6,556)	(5,577)

Operating profit / (loss)	(24,667)	(14,812)	(48,228)	(32,704)

Finance income	158	1,453	288	1,473
Finance expenses	(6,234)	—	(7,956)	(2,764)

Profit / (loss) before tax	(30,743)	(13,359)	(55,896)	(33,995)

Tax on profit / (loss) for the period	37	74	51	192

Net profit / (loss) for the period	(30,706)	(13,285)	(55,845)	(33,803)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	42	(14)	46	7

Other comprehensive income / (loss) for the period, net of tax	42	(14)	46	7

Total comprehensive income / (loss) for the period, net of tax	(30,664)	(13,299)	(55,799)	(33,796)

Profit / (loss) for the period attributable to owners of the Company	(30,706)	(13,285)	(55,845)	(33,803)
Total comprehensive income / (loss) for the period attributable to owners of the Company	(30,664)	(13,299)	(55,799)	(33,796)

	EUR	EUR	EUR	EUR
Basic earnings / (loss) per share	(0.94)	(0.53)	(1.72)	(1.34)
Diluted earnings / (loss) per share	(0.94)	(0.53)	(1.72)	(1.34)

Number of shares used for calculation (basic and diluted)	32,502,555	25,172,984	32,465,935	25,150,613

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(In EUR’000s)

	June 30, 2017	December 31, 2016
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,587	2,350
Deposits	278	268

	6,360	6,113
Current assets
Trade receivables	450	287
Other receivables	1,190	640
Prepayments	6,077	1,962
Income taxes receivable	1,006	740
Cash and cash equivalents	127,320	180,329

	136,043	183,958

Total assets	142,403	190,071

Equity and liabilities
Equity
Share capital	4,365	4,354
Other reserves	18,061	13,005
Retained earnings	104,042	159,254

Total equity	126,468	176,613

Current liabilities
Trade payables and other payables	15,536	13,078
Deferred income	94	94
Income taxes payable	305	286

	15,935	13,458

Total liabilities	15,935	13,458

Total equity and liabilities	142,403	190,071

Internal contact:	Investor contact:	Media contact:

Scott T. Smith	Patti Bank	Ami Knoefler
Chief Financial Officer	Westwicke Partners	SparkBioComm
(650) 352-8389	(415) 513-1284	(650) 739-9952
ir@ascendispharma.com	patti.bank@westwicke.com	ami@sparkbiocomm.com

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